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                                                                  EXHIBIT (a)(7)


                 Consorcio G Grupo Dina, S.A. de C.V. Announces
             Expiration of its Cash Tender Offer with Respect to its
                  Convertible Subordinated Debentures due 2004


         AUGUST 11, 1999. Consorcio G Grupo Dina, S.A. de C.V. (NYSE: DIN) announced today that as of 5:00 p.m., New York City time, Tuesday August 10, 1999, its tender offer to purchase up to $97,000,000 aggregate principal amount of its outstanding Convertible Subordinated Debentures due 2004 (the "Debentures") had expired. As of the expiration time, the $50 million minimum tender condition of the offer to purchase was not satisfied. As a result, Grupo Dina did not accept any tendered Debentures for purchase.

                  Grupo Dina's Chairman and President, Rafael Gomez Flores, stated that "The Company appreciates the confidence in Grupo Dina's financial outlook that is implicit in its debtholders' decision not to tender Debentures in the tender offer." The Company also announced that consistent with representations previously made in the offer to purchase materials, Grupo Dina will make the July 15 interest payment this Friday, August 13, to all persons in whose name the Debentures were registered at the close of business on July 1, the regular record date for such interest. Grupo Dina will continue to explore opportunities to further improve its financial flexibility and strengthen its capital structure.